SECURITIES AND EXCHANGE
                            COMMISSION
                      Washington, D.C. 20549


                           SCHEDULE 13G


            Under the Securities Exchange Act of 1934



                           Avenor Inc.
                          ------------
                         (Name of Issuer)


                          Common Stock
                       ------------------
                  (Title of Class of Securities)


                            05356K104
                       ------------------
                          (CUSIP Number)


                        December 31, 1997
              -------------------------------------
     (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                |X| Rule 13d-1(b)
                |_| Rule 13d-1(c)
                |_| Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------                -----------------------------
CUSIP No. 05356K104               13G        Page 2 of 12 Pages
----------------------------                -----------------------------


-----------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         RT Investment Management Holdings Inc.
-----------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_|
                                                           (b) |_|
-----------------------------------------------------------------------
3.       SEC USE ONLY


-----------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION
         The jurisdiction of organization is Canada (federally
         incorporated company)
-----------------------------------------------------------------------
                  5.      SOLE VOTING POWER

                 --------------------------------------------------------
NUMBER OF         6.      SHARED VOTING POWER
SHARES                    3,634,715
BENEFICIALLY     --------------------------------------------------------
OWNED BY EACH     7.      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH      --------------------------------------------------------
                  8.      SHARED DISPOSITIVE POWER
                          3,634,715

-----------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,634,715
-----------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*
                                                              |_|

-----------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         5.5%
-----------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON*
         Foreign Parent Holding Company which received SEC
         no-action Relief to File 13G as a "Qualified
         Institutional Investor"
-----------------------------------------------------------------------


               *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                -----------------------------
CUSIP No. 05356K104               13G        Page 3 of 12 Pages
----------------------------                -----------------------------


-----------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The Royal Trust Company
-----------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_|
                                                           (b) |_|
-----------------------------------------------------------------------
3.       SEC USE ONLY


-----------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION
         The jurisdiction of organization is Canada (federally
         incorporated company)
-----------------------------------------------------------------------
                  5.      SOLE VOTING POWER

                 --------------------------------------------------------
NUMBER OF         6.      SHARED VOTING POWER
SHARES                    3,311,268
BENEFICIALLY     --------------------------------------------------------
OWNED BY EACH     7.      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH      --------------------------------------------------------
                  8.      SHARED DISPOSITIVE POWER
                          3,311,268

-----------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,311,268
-----------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*
                                                              |_|

-----------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         5.05%
-----------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON*
         Foreign Trust Company which received SEC no-action
         Relief to File 13G as a "Qualified Institutional
         Investor"
-----------------------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a). Name of Issuer:
           Avenor Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

           1250 Rene Levesque Blvd. West
           Montreal, Quebec
           H3B 4Y3


Item 2(a). Name of Person Filing:

           1.  RT Investment Management Holdings Inc. ("RTIM")
           2.  The Royal Trust Company ("RT")


Item 2(b). Address of Principal Business Office or, if None,
           Residence:

           1.  RT Investment Management Holdings Inc.
               Royal Trust Tower, P.O. Box 97
               77 King Street West, Suite 3900
               Toronto, Ontario  M5K 1G8


           2.  The Royal Trust Company
               Royal Trust Tower, P.O. Box 7500, Station A
               77 King Street West, 6th Floor
               Toronto, Ontario  M5W 1P9

Item 2(c). Citizenship:
           Canada

Item 2(d). Title of Class of Securities:
           Common Stock

Item 2(e). CUSIP Number:
           05356K104

Item 3. If this statement is filed pursuant to Rules
        240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

        1.  RT Investment Management Holdings Inc. is a
            Foreign Parent Holding Company which received SEC no-action relief to file on Schedule 13G as a Qualified Institutional Investor.

        2. The Royal Trust Company is a Foreign Trust Company which received SEC no-action relief to file on
            Schedule 13G as a Qualified Institutional
            Investor.

Item 4. Ownership.

        (a) Amount beneficially owned:

           1.  RTIM - 3,634,715

           2.  RT -      3,311,268

        (b) Percent of class:

           1.  RTIM - 5.5%

           2.  RT -      5.05%

        (c) Number of shares as to which such person has:

           (i) Sole power to vote or to direct the vote

           (ii) Shared power to vote or to direct the vote
                   1.  RTIM - 3,634,715
                   2.  RT - 3,311,268

           (iii) Sole power to dispose or to direct the disposition of

           (iv) Shared power to dispose or to direct the
                disposition of
                   1.  RTIM - 3,634,715
                   2.  RT -   3,311,268

Item 5. Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of
        Another Person.

1. RT Investment Management Holdings Inc., a foreign parent holding company which received SEC no-action relief to file on Schedule 13G as a Qualified Institutional Investor, is reporting holdings over which it is deemed to be a beneficial owner by virtue of the fact that the holdings belong to client accounts managed on a discretionary basis by RT Investment Management

        Holdings Inc.'s subsidiary foreign investment advisors.

2. The Royal Trust Company, a foreign Trust Company which has received SEC no-action relief to file on Schedule 13G as a Qualified Institutional Investor, is reporting holdings over which it is deemed to be a beneficial owner by virtue of its status as trustee and/or as principal.

Item 7. Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on by the Parent
        Holding Company.

        Please see attached Exhibit A, Disclosure Respecting
        Subsidiaries.

Item 8. Identification and Classification of Members of the Group.

        N/A

Item 9. Notice of Dissolution of Group.

        N/A

Item 10. Certification.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                            SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                Friday, February 13, 1998
                              -----------------------------
                                        (Date)


                              /s/ Jennifer Lederman
                              -----------------------------
                                      (Signature)


                              Jennifer Lederman / Senior
                              Vice-President, Compliance,
                              RT Investment Management
                              Holdings Inc.
                              -----------------------------
                                      (Name/Title)

                            SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                Friday, February 13, 1998
                              -----------------------------
                                         (Date)


                              /s/ Nicolas W. R. Burbidge
                              -----------------------------
                                       (Signature)


                              Nicolas W.R. Burbidge /
                              Director, Corporate
                              Compliance, The Royal
                              Trust Company
                              -----------------------------
                                      (Name/Title)